UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (date of earliest event reported): January 13, 2004

Commission File
Number: 1-8944

CLEVELAND-CLIFFS INC

(Exact Name of Registrant as Specified in Charter)

Ohio	34-1464672
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)
1100 Superior Avenue, Cleveland, Ohio	44114-2589
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (216) 694-5700

(Former Name or Former Address, if Changed Since Last Report)

ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits

(c) Exhibits

Exhibit   Exhibit
Number   Document

99(a)   Cleveland-Cliffs Inc published a News Release on January 13, 2004, "Cleveland-Cliffs Inc Announces Planned Private Offering of Convertible Preferred Stock."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ George W. Hawk
       Name: George W. Hawk
       Title: Assistant Secretary

Date: January 13, 2004